FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

September 22, 2008

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125993

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

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MECHEL OAO ANNOUNCES THE COMMISSIONING OF ITS NEW MINING AND PROCESSING PLANT AT THE VOSKHOD CHROME ORE DEPOSIT

Aktyubinsk, Kazakhstan – September 22, 2008 – Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announces the commissioning of its new mining and processing plant at the Voskhod chrome ore deposit in the Aktyubinsk Region, Kazakhstan.

Today, the President of the Russian Federation, Dmitry Medvedev, and the President of the Republic of Kazakhstan, Nursultan Nazarbayev, officially opened Mechel’s mining and processing plant at the Voskhod chrome ore deposit in the Aktyubinsk Region, Kazakhstan.  The official opening ceremony took place during the exhibition held as part of a Forum for the leaders of the border regions of Russia and Kazakhstan in Aktyubinsk, Kazakhstan, attended by the Presidents of both countries.

The commissioning of the mining and processing plant means that this major Russian and Kazakhstan investment project has been successfully implemented.  Voskhod Chrome is Mechel OAO’s subsidiary in Kazakhstan.  Mechel acquired it in May 2008 from Oriel Resources Plc (UK), whose key shareholders included Russian and international investors.

The Voskhod deposit’s approved reserves amount to 19.5 million tonnes of high grade rich ore.  Upon reaching the plant’s designed capacity, the annual mined output from the deposit will total 1,300,000 tonnes of chromite ores, which will be used to produce 950,000 tonnes of chrome concentrate, one third of which will be consumed by Mechel’s Tikhvin Ferroalloy Smelting Plant.  The remaining volume will be marketed in Russia and internationally.

Mechel OAO Chief Executive Officer Igor V. Zyuzin, who attended the ceremony of commissioning the mining and processing plant, commented: “This project, which has been recognized by the Government of the Republic of Kazakhstan in its “30 Corporate Leaders of Kazakhstan” program, is in keeping with Mechel’s commitment to the development of its ferroalloy division and the expansion of its raw material base.  The new mining and processing plant’s operations and the development of the Voskhod deposit will generate economic growth for both Russia and Kazakhstan, develop their bilateral trade, and increase their mutual investments. The deposit is mined utilizing the underground method, and the process of mining, roadway support, and raising ore from the mines is completely automated, making it highly efficient and ensuring high yields of the mined mineral products.  The project will create about 500 new jobs, and will also contribute to development of the social and economic infrastructure of Kazakhstan’s Aktyubinsk Region.  The cost of the mining and processing plant construction totaled US$250 million. The annual sales volume of the project will be approximately US$500 million.”

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Mechel OAO
Ilya Zhitomirsky

Phone: + 7 495 221 88 88

ilya.zhitomirsky@mechel.com

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Mechel is one of the leading Russian companies.  Its business includes three segments: mining, steel, and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

By:	/s/ Igor Zyuzin
Name:	Igor Zyuzin
Title:	CEO

Date: September 22, 2008